Filed pursuant to Rule 433
June 30, 2009
Relating to Preliminary Prospectus Supplement dated June 30, 2009 to
Prospectus dated November 6, 2007
Registration Statement No. 333-147180
MetLife, Inc.
$500,000,000
10.750% Fixed-to-Floating Rate Junior Subordinated Debentures due 2069
Final Term Sheet
June 30, 2009

Issuer:	MetLife, Inc.

Securities:	10.750% Fixed-to-Floating Rate Junior Subordinated Debentures due 2069 (the “Junior Subordinated Debentures”)

Aggregate Principal Amount:	$500,000,000

Price to the Public:	99.981% of principal amount

Gross Underwriting Discount:	1.000%

Net Proceeds to Issuer Before Expenses:	$494,905,000

Pricing Date:	June 30, 2009

Settlement Date (T+5):	July 8, 2009

Scheduled Redemption Date:	August 1, 2039

Final Maturity Date:	August 1, 2069

Interest Rate and Interest Payment Dates
During Fixed Rate Period:	The Junior Subordinated Debentures will bear interest on their principal amount from and including July 8, 2009 to but excluding August 1, 2039, or earlier redemption, at a fixed rate equal to 10.750% per annum (the “Coupon”), payable semi-annually in arrears on each February 1 and August 1, beginning on February 1, 2010.

Interest Rate and Interest Payment Dates During Floating Rate Period until Final Maturity Date:
Solely in the event that the Junior Subordinated Debentures are not repaid or otherwise redeemed on or before the Scheduled Redemption Date, from and including August 1, 2039 to but excluding August 1, 2069 or earlier redemption, at a floating rate per annum equal to Three-Month LIBOR plus a margin equal to 7.548%, payable quarterly in arrears on each February 1, May 1, August 1, and November 1.

For the purposes of definition of the term “Three-Month LIBOR” in the Preliminary Prospectus Supplement, with respect to any LIBOR Determination Date, if fewer than 3 banks selected by the Calculation Agent to provide quotations are quoting as described in the Preliminary Prospectus Supplement, Three-Month LIBOR for that interest period will be the same as Three-Month LIBOR as determined for the previous interest period or, in the case of the interest period beginning on August 1, 2039, 3.202%.

Anticipated Ratings*:	Baa1 (Moody’s) / BBB (S&P) / A- (Fitch)*

Coupon:	10.750%

Benchmark Treasury:	UST 3.250% due February 2039

Spread to Benchmark Treasury:	T + 640.8 bps

Benchmark Treasury Price and Yield:	86-01; 4.342%

Yield to Maturity:	10.750%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ranking:	Junior Subordinated

CUSIP /ISIN:	59156RAV0 / US59156RAV06

Benchmark Treasury:	UST 3.250% due February 2039

Optional Redemption:	Subject to the provisions of the Replacement Capital Covenant described in the Preliminary Prospectus Supplement, MetLife, Inc. may, at its option redeem the Junior Subordinated Debentures:

•     in whole or in part, at any time on or after August 1, 2034 at their principal amount plus accrued and unpaid interest to, but excluding, the date of such redemption (the “Par Redemption Amount”); provided that if the Junior Subordinated Debentures are not redeemed in whole, at least $50 million aggregate principal amount of the Junior Subordinated Debentures (excluding any Junior Subordinated Debentures held by MetLife, Inc. or any of its affiliates) must remain outstanding after giving effect to such redemption;

•     in whole or in part, at any time prior to August 1, 2034, in cases not involving a Tax Event or Rating Agency Event, at the Par Redemption Amount or, if greater, the Make-Whole Redemption Amount; provided that if the Junior Subordinated Debentures are not redeemed in whole, at least $50 million aggregate principal amount of the Junior Subordinated Debentures (excluding any Junior Subordinated Debentures held by MetLife, Inc. or any of its affiliates) must remain outstanding after giving effect to such redemption; and

•     in whole, but not in part, at any time prior to August 1, 2034, after the occurrence of a Tax Event or Rating Agency Event, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the Special Event Make-Whole Redemption Amount.

Make-Whole Redemption Amount: means the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest that would have been payable on the Junior Subordinated Debentures to be redeemed to and including August 1, 2034 (not including any portion of those payments of interest accrued as of such redemption date), discounted from their respective scheduled payment dates to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 70 basis points; plus accrued and unpaid interest, together with any Compounded Interest, thereon, to the extent permitted by law, to, but excluding, such redemption date.

Special Event Make-Whole Redemption Amount: means the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest that would have been payable on the Junior Subordinated Debentures to be redeemed to and including August 1, 2034 (not including any portion of those payments of interest accrued as of such redemption date), discounted from their respective scheduled payment dates to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 80 basis points; plus accrued and unpaid interest, together with any Compounded Interest, thereon, to the extent permitted by law, to, but excluding, such redemption date.

Replacement Capital Covenant:	A Replacement Capital Covenant described in the Preliminary Prospectus Supplement will apply until August 1, 2059. The dates referred to in the Preliminary Prospectus Supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are, August 1, 2039 and August 1, 2049, respectively.

Additional Information:	Under the Junior Subordinated Indenture, MetLife, Inc. will be required to use commercially reasonable efforts to obtain stockholder consent to increase the number of authorized shares of its common stock if, at any date, MetLife, Inc.’s Shares Available for Issuance fall below the greater of:

• 310 million shares (as adjusted for any stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction); and

•     three times the number of shares that MetLife, Inc. would need to issue to raise sufficient proceeds to pay (assuming a price per share equal to the average trading price of shares of MetLife, Inc.’s common stock over the ten-trading day period preceding such date) any then outstanding deferred interest on the Junior Subordinated Debentures (including Compounded Interest thereon), plus 12 additional months of interest (including Compounded Interest) on the Junior Subordinated Debentures, up to a total of ten years of interest (including Compounded Interest). For purposes of determining the amounts, if any, accruing during a Floating Rate Period, the interest will be computed by reference to spot Three-Month LIBOR on the calculation date plus a margin equal to 7.548%.

Recent Developments:	On June 23, 2009, the Board of Directors (the “Board”) of MetLife, Inc. elected Alfred F. Kelly, Jr. as a director of MetLife, Inc., effective immediately. Mr. Kelly was also appointed to serve on the Audit, Compensation, and Finance and Risk Policy Committees of the Board, effective immediately. For additional information please see MetLife, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 29, 2009.

Joint Book-Running Managers (70%):	J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated

Senior Co-Managers (25%):	Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Daiwa Securities America Inc.
ING Financial Markets LLC
BNP Paribas Securities Corp.
Raymond James & Associates, Inc.
RBS Securities Inc.

Joint Co-Managers (5%):	Blaylock Robert Van, LLC
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
Guzman & Company
Samuel A. Ramirez & Company, Inc.
Muriel Siebert & Co. Inc.
Toussaint Capital Partners, LLC
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
MetLife, Inc. has filed a registration statement, including a prospectus, and preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (“SEC”) for the Junior Subordinated Debentures to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that MetLife, Inc. has filed with the SEC for more complete information about MetLife, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MetLife, Inc. or any underwriter participating in the offering will arrange to send you the prospectus if you request by calling J.P. Morgan Securities Inc. at (212) 834-4533 (collect) or by calling Morgan Stanley & Co. Incorporated at (866) 718-1649.